UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

David A. Ladensohn

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS David A. Ladensohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,096,402 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,096,402 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,096,402 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 151,561,831 shares of Class V-3 common stock held of record by The RBC Millennium Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen, and may be deemed to have shared voting and investment power therein, (ii) 13,858,144 shares of Class V-3 common stock and 545,835 shares of Class V-1 common stock held of record by The Jill Cohen Mill Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen, and may be deemed to have shared voting and investment power therein, (iii) 12,477,024 shares of Class V-3 common stock and 491,436 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Perry Cohen, for which the Reporting Person serves as trustee, (iv) 12,615,154 shares of Class V-3 common stock and 496,878 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Rachel Cohen Kanter, for which the Reporting Person serves as trustee, (v) 30,000 shares of Class A common stock held of record by Ladensohn Family Investments, Ltd., of which the Reporting Person is a general partner and may be deemed to have shared voting and investment power therein; (vi) 15,000 shares of Class A common stock held by of record by David A. Ladensohn Roth IRA, over which the Reporting Person exercises investment and dispositive power, and (vii) 5,100 shares of Class A common stock held of record by the Eliza Ladensohn New Hampshire Trust, for which the Reporting Person serves as trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the underwritten public offering of 10,000,000 shares of Class A common stock, including the 5,000,000 shares to be newly issued and sold by the Issuer in such offering and 5,000,000 shares to be newly issued upon conversion of Class V-3 common stock and Class V-1 common stock and then sold by certain selling securityholders, but excluding up to 1,500,000 shares of Class A common stock that may be sold by the Issuer in such offering upon the Underwriter’s exercise of its option to purchase additional shares of Class A common Stock (the “February Offering”). The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 291,256,405 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 192,096,402 shares of Class A common stock outstanding or issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 33.0% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The 2014 QSST F/B/O Perry Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,968,460 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,968,460 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,968,460 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 12,477,024 shares of Class V-3 common stock and 491,436 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Perry Cohen. David A. Ladensohn may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The 2014 QSST F/B/O Perry Cohen. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering. The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 112,128,463 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 12,968,460 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.2% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The 2014 QSST F/B/O Rachel Cohen Kanter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,112,032 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,112,032 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,112,032 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 12,615,154 shares of Class V-3 common stock and 496,878 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Rachel Cohen Kanter. The Reporting Person may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The 2014 QSST F/B/O Rachel Cohen Kanter. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering. The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 112,272,035 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 13,112,032 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.3% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

Explanatory Note

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 21, 2022 and Amendment No. 2 to the Schedule 13D filed on July 26, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of (i) David A. Ladensohn, (ii) The 2014 QSST F/B/O Perry Cohen, and (iii) The 2014 QSST F/B/O Rachel Cohen Kanter, (collectively, the “Reporting Persons”), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following.

Redemption of OpCo Units and Underwriting Agreement

In connection with the February Offering (as defined below) and following delivery of a written notice of redemption (the “Notice of Redemption”) to Symbotic Holdings LLC, 2,085,296 shares of Class A Common Stock will be issued upon redemption of 2,085,296 OpCo Units by The RBC Millennium Trust; and these shares of Class A Common Stock will be sold by this Reporting Person to the Underwriter (as defined below) pursuant to the Underwriting Agreement (as defined below). 2,085,296 shares of Class V-3 common stock, par value $0.0001 per share (the “Class V-3 Common Stock”), equal to the aggregate number of the redeemed OpCo Units, were transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-3 Common Stock is conditioned on such closing. David A. Ladensohn and Janet L. Cohen are treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock cancelled and retired.

The Underwiting Agreement is summarized below in Item 4 which summary is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to include the following:

February Offering

On February 21, 2024, The RBC Millennium Trust and certain other selling securityholders named therein (collectively, the “Selling Securityholders”), Symbotic Holdings LLC, the Issuer and Goldman Sachs & Co. LLC (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”), pursuant to which the Issuer agreed to sell 5,000,000 shares of Class A Common Stock and the Selling Securityholders agreed to sell an aggregate of 5,000,000 shares of Class A Common Stock to the Underwriter, and the Underwriter agreed to purchase from the Issuer and the Selling Securityholders, subject to and upon the terms and conditions set forth therein, such shares of Class A Common Stock, but excluding up to 1,500,000 shares of Class A Common Stock that may be sold in the offering by the Issuer upon the Underwriter’s exercise of its option to purchase additional shares of Class A Common Stock (the “February Offering”), which will result, upon the closing of the February Offering, in approximately $369.9 million of aggregate proceeds to the Issuer and the Selling Securityholders before expenses. The February Offering was made pursuant to a registration statement previously filed by the Issuer with the SEC that was declared effective on August 2, 2023, by means of a prospectus supplement, dated February 21, 2024. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024. The RBC Millennium will sell 2,085,296 shares of Class A Common Stock in the February Offering for approximately $82,765,398.24 in proceeds before expenses.

The Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the Selling Securityholders and other customary obligations of the parties and termination provisions. For additional information regarding the Underwriting Agreement, see Item 6 below.

The response to Item 6 of this Schedule 13D is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering, the Reporting Persons are in the aggregate beneficial owners of (i) 50,100 shares of Class A Common Stock immediately following the February Offering, (ii) 190,512,153 shares of Class V-3 Common Stock immediately following the February Offering, and (iii) 1,534,149 shares of Class V-1 common stock, par value $0.0001 per share (the “Class V-1 Common Stock”), immediately following the February Offering, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 66.0% of the Class A Common Stock immediately following the February Offering, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s collective shares of Class V-3 Common Stock and Class V-1 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 291,256,405 shares of Class A Common Stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A Common Stock outstanding immediately following the February Offering and (y) 192,096,402 shares of Class A Common Stock outstanding or issuable on conversion of the Reporting Person’s Class V-3 Common Stock and Class V-1 Common Stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A Common Stock, (ii) 78,604,388 shares of Class V-1 Common Stock, and (iii) 404,394,196 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 33.0% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock) immediately following the February Offering. Since the most recent filing on Schedule 13D by the Reporting Persons prior to this Schedule 13D Amendment, (A) Ladensohn Family Investments, Ltd. sold 10,000 shares of Class A Common Stock on August 7, 2023 at an average of $53.61 per share and 10,000 shares of Class A Common Stock on November 28, 2023 at an average of $58.68 per share and (B) the David A. Ladensohn Roth IRA sold 5,000 shares of Class A Common Stock on August 7, 2023 at an average of $53.61 per share and 5,000 shares of Class A Common Stock on November 28, 2023 at an average of $58.45 per share.

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024 with respect to the February Offering, The RBC Millennium Trust is the record holder of 151,561,831 shares of Class V-3 Common Stock immediately following the February Offering. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The RBC Millennium Trust by virtue of his role as co-trustee along with Janet L. Cohen. In connection with the February Offering and following delivery of a Notice of Redemption to Symbotic Holdings LLC, 2,085,296 shares of Class A Common Stock will be issued upon redemption of 2,085,296 OpCo Units by The RBC Millennium Trust and then such shares of Class A Common Stock will be sold to the Underwriters pursuant to the Underwriting Agreement. 2,085,296 shares of Class V-3 Common Stock, equal to the aggregate number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A

Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-3 Common Stock is conditioned on such closing. David A. Ladensohn may be treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock cancelled and retired by virtue of his role as co-trustee along with Janet L. Cohen of The RBC Millennium Trust. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The Jill Cohen Mill Trust is the record holder of 13,858,144 shares of Class V-3 Common Stock and 545,835 shares of Class V-1 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The Jill Cohen Mill Trust by virtue of his role as co-trustee of the trust with Janet L. Cohen. These shares are included in the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The 2014 QSST F/B/O Perry Cohen is the record holder of 12,477,024 shares of Class V-3 Common Stock and 491,436 shares of Class V-1 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The 2014 QSST F/B/O Perry Cohen by virtue of his role as sole trustee of the trust. These shares are included in the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The 2014 QSST F/B/O Rachel Cohen Kanter is the record holder of 12,615,154 shares of Class V-3 Common Stock and 496,878 shares of Class V-1 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The 2014 QSST F/B/O Rachel Cohen Kanter by virtue of his role as sole trustee of the trust. These shares are included in the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

(c)

Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)

Except as disclosed in this Schedule 13D and Exhibit 2, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following.

Redemption of OpCo Units

The redemption of the OpCo Units is summarized above in Item 3 which summary is hereby incorporated by reference into this Item 6.

Underwriting Agreement and Lock-Up Agreement

The Issuer and the Selling Securityholders agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Issuer and the Selling Securityholders, an aggregate of 10,000,000 shares of Class A Common Stock in the February Offering, which will result, upon the closing of the February Offering, in approximately $396.9 million aggregate proceeds to the Issuer and the Selling Securityholders before expenses, pursuant to, and subject to the terms and conditions of the Underwriting Agreement.

In connection with the February Offering, on February 21, 2024, The RBC Millennium Trust, The 2014 QSST F/B/O Perry Cohen, and The 2014 QSST F/B/O Rachel Cohen Kanter also entered into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with the Underwriter. Pursuant to the Lock-Up Agreements, each of these Reporting Persons have agreed with the Underwriter, subject to certain exceptions (including the sale of their securities that otherwise would be delivered in connection with the settlement of the restricted stock units or any other method to satisfy any tax withholding obligations as determined or permitted by the Issuer in its sole discretion from time to time pursuant to the applicable restricted stock units award agreements), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from February 21, 2024 continuing through the date 90 days thereafter, except with the prior written consent of the representative.

The descriptions of the Underwriting Agreement and Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

99.2*	Underwriting Agreement, dated February 21, 2024, by and among the Issuer, Symbotic Holdings LLC, the Selling Securityholders and the Underwriter.

99.3*	Form of Lock-Up Agreement (included as Annex I to the Underwriting Agreement filed as Exhibit 99.2 hereto)

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2024

DAVID A. LADENSOHN

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: David A. Ladensohn, Individually

THE 2014 QSST F/B/O PERRY COHEN

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: Trustee

THE 2014 QSST F/B/O RACHEL COHEN KANTER

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: Trustee